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                            April 16, 2024

       Shahraab Ahmad
       Chairman and Chief Executive Officer
       Atlantic Coastal Acquisition Corp. II
       6 St Johns Lane, Floor 5
       New York, NY 10013

                                                        Re: Atlantic Coastal
Acquisition Corp. II
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed April 2, 2024
                                                            File No. 333-276618

       Dear Shahraab Ahmad:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 15, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Questions and Answers About the Business Combination
       Following the Business Combination, What Will be the Combined Company's Liquidity
       Position?, page 5

   1.                                                   Your disclosure
elsewhere in the prospectus appears to indicate that the combined company anticipates
repaying amounts due under promissory notes in connection with the closing of the Business
Combination. Please revise your response to this question to disclose the amount of
debt anticipated to be repaid, as well as any amounts payable pursuant to legal
proceedings.
       What Happens if a Substantial Number of the Public Stockholders Vote...?, page 13

   2. We note your response to prior comment 3 and re-issue in part. Please revise the response to this question, or
elsewhere in the Q&A, as appropriate, to provide disclosure of the
 Shahraab Ahmad
FirstName   LastNameShahraab   Ahmad
Atlantic Coastal Acquisition Corp. II
Comapany
April       NameAtlantic Coastal Acquisition Corp. II
       16, 2024
April 216, 2024 Page 2
Page
FirstName LastName
         impact of each significant source of dilution including the amount of equity held by the
         Sponsor, earn-out shares and convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
Basis of Pro Forma Information, page 114

3. We have read the revision on page 116 related to comment 17. Please further revise the table summarizing the total post-combination company shares issuable to Abpro in connection with the business combination to provide the actual preliminary estimate of the purchase price of the merger.
Information About Abpro
Overview, page 169

4. We note the revision made to page 169 related to comment 21 and also from page 196 that the equity investment associated with the Celltrion Agreement was $2.0 million. As previously requested, please revise hereunder or in the footnotes to specifically describe the nature of this equity investment.
Our Pipeline, page 173

5. Please remove the new graphic inserted beneath your pipeline table as the assertions in this graphic are premature given AbPro's current stage of development. In-licensing agreements
AstraZeneca, page 195

6. We note your revised disclosure on page 48. Please revise your description of this agreement to clarify whether ABP-201, or any of your other material product candidates or technologies, are subject to the agreement.
NJCTTQ, page 197

7. We note your response to prior comment 37 and revised disclosure. Please further revise to clearly state whether the NJCTTQ agreement was renewed as of January 2024. To the extent it was not renewed, please tell us why the agreement is material.
Abpro Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 212
Results of Operations, page 213

8. We note the revisions on page 214 in response to comment 40 and that Abpro's SARS-
         CoV-2 neutralizing antibody program is the largest individual research program presented accounting for approximately 25% and 57% of total research and development expenses in 2023 and 2022. Please revise hereunder, on page 194 or elsewhere, as appropriate, to describe in reasonable detail the extent of this program including the scope of significant
 Shahraab Ahmad
Atlantic Coastal Acquisition Corp. II
April 16, 2024
Page 3
       activities to date and the expected timing of future activities. Background of the Business Combination, page 239

9. We note your response to prior comment 44. Please revise to reflect your response that
       Calabrese did not have any role in the negotiation of the Business Combination.
Potential Purchases of Public Shares, page 244

10. We note your response to prior comment 47 and revised disclosure. However, your disclosure in this section continues to state that your Sponsor, directors, officers, advisors or any of their respective affiliates may privately negotiate purchases of shares that may be effected at purchase prices in excess of the per share pro rata portion of the Trust
       Account. Your disclosure also states that the purpose of such purchases could be to vote such shares in favor of the Business Combination. These statements appear to conflict with your revised disclosure on page 100. Please reconcile your disclosure or advise.
       Please contact Jenn Do at 202-551-3743 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
Tamika Sheppard at 202-551-8346 or Alan Campbell at 202-551-4224 with any other questions.



                                                               Sincerely,
FirstName LastNameShahraab Ahmad
                                                               Division of
Corporation Finance
Comapany NameAtlantic Coastal Acquisition Corp. II
                                                               Office of Life
Sciences
April 16, 2024 Page 3
cc:       Stephen C. Ashley, Esq.
FirstName LastName